December 20, 2006

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Bresler & Reiner, Inc (“B&R”)
                Form 10-K for the year ended December 31, 2005
                Filed March 31, 2006
                File No. 000-06201

Dear Ms. Van Doorn,

We are in receipt of your letter dated December 11, 2006.  In reply to the questions set forth in your letter by your staff in their review of our Form 10-K for the year ended December 31, 2005, we respectfully submit the following responses to your inquiries.

Inquiry #1: Item 6-Selected Financial Data, page 15: “Please tell us your basis for excluding long-term obligations related to assets held for sale from your presentation of total long-term obligations”

Management determined that at December 31, 2005, the sale of the assets classified as held for sale was probable and was expected to qualify as a completed sale within one year.   The debt associated with these assets is excluded from “mortgage and construction loans and other debt” on our Consolidated Balance Sheets and is included in “liabilities of assets held for sale”.   We felt it appropriate to exclude the debt associated with these assets in the line item “long-term obligations” in the Selected Financial Data table as it is probable that this debt would be repaid within a year.  We footnoted the fact that we had excluded the debt associated with assets held for sale to make readers aware of this fact.  We have also included a footnote in Footnote 8 to our Consolidated Financial Statements, “Mortgage and Construction Loans and Other Debt”, noting which loans pertain to assets that are being held for sale by the company.

Inquiry #2: Item 9A. Controls and Procedures, pages 27-28: “We note your statement that the Chief Executive Officer and Chief Financial Officer have concluded that the company’s disclosure controls and procedures are effective “except as discussed below”.  Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.”

The company’s chief executive officer and chief financial officer have concluded that the disclosure controls and procedures of the company are effective as of December 31, 2005.  While the chief executive officer and chief financial officer have identified certain weaknesses in the company’s internal control over financial reporting, these weaknesses have not led the chief executive officer and chief financial officer to conclude that the disclosure control procedures are not effective.  We voluntarily included in Item 9.A a paragraph explaining the weaknesses in our internal control over financial reporting and plans we have put in place to address them, in order to provide additional information to the reader.  We realize that we may have confused the reader in not distinguishing disclosure controls and procedures from internal controls over financial reporting and in not clearly indicating that the weaknesses identified related to our internal controls over financial reporting have not changed the conclusions reached regarding disclosure controls and procedures.  In future filings we intend to clarify the distinction between disclosure controls and procedures and internal controls over financial reporting and the conclusions reached regarding the effectiveness of the company’s disclosure controls and procedures.  We believe that amendment of our 2005 Form 10-K is not required.

As requested in your letter we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge your statement in your letter that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

If you have any further questions, or if I can be of assistance to you on this or any other matter, please do not hesitate to contact me at (301) 945-4300 ext.141.

Sincerely,

Darryl M. Edelstein
Chief Financial Officer